Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Dean C. Kehler, has authorized and designated each of Dayl W. Peasron and Edward U. Gilpin to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of KCAP Financial, Inc. The authority of both Dayl W. Peasron and Edward U. Gilpin under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of KCAP Financial, Inc., unless earlier revoked in writing. The undersigned acknowledges that neither Dayl W. Peasron nor Edward U. Gilpin is assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: February 11, 2013	/s/ Dean C. Kehler
Name: Dean C. Kehler